UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                --------------------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1 )*

                          Beacon Power Corporation
-----------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 073677106
-----------------------------------------------------------------------------
                               (CUSIP Number)

                             December 31, 2001
-----------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d-1(b)
                           |_|      Rule 13d-1(c)
                           |X|      Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 073677106                  13G                   PAGE 2 OF 9 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Beacon Group Energy Investment Fund II, L.P.


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) |_|
           (b) |_|

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                                5     SOLE VOTING POWER
          NUMBER OF
            SHARES                    3,055,856


         BENEFICIALLY           6     SHARED VOTING POWER
           OWNED BY
             EACH


          REPORTING             7     SOLE DISPOSITIVE POWER
            PERSON
             WITH                     3,055,856


                                8     SHARED DISPOSITIVE POWER


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,055,856 Shares, comprised of (i) 2,037,856 shares and (ii) warrants to purchase 1,018,000 shares.

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                         Approximately 7.0%

   12      TYPE OF REPORTING PERSON (See Instructions)

                                              PN

CUSIP NO. 073677106                  13G                   PAGE 3 OF 9 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Beacon Energy Investors II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) |_|
           (b) |_|

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                                        5     SOLE VOTING POWER
             NUMBER OF
               SHARES                         3,055,856

            BENEFICIALLY                6     SHARED VOTING POWER
              OWNED BY
                EACH

             REPORTING                  7     SOLE DISPOSITIVE POWER
               PERSON
                WITH                          3,055,856


                                        8     SHARED DISPOSITIVE POWER


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,055,856 Shares, comprised of (i) 2,037,856 shares and (ii) warrants to purchase 1,018,000 shares.

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) |_|


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                            Approximately 7.0%

   12      TYPE OF REPORTING PERSON (See Instructions)

                                                  PN

CUSIP NO. 073677106                  13G                   PAGE 4 OF 9 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Energy Fund II GP, LLC

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) |_|
           (b) |_|

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                                        5     SOLE VOTING POWER
             NUMBER OF
               SHARES                         3,055,856

            BENEFICIALLY                6     SHARED VOTING POWER
              OWNED BY
                EACH

             REPORTING                  7     SOLE DISPOSITIVE POWER
               PERSON
                WITH                          3,055,856

                                        8     SHARED DISPOSITIVE POWER


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,055,856 Shares, comprised of (i) 2,037,856 shares and (ii) warrants to purchase 1,018,000 shares.

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                        Approximately 7.0%

   12      TYPE OF REPORTING PERSON (See Instructions)

                                                      OO

                                SCHEDULE 13G

          This Statement on Schedule 13G, relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by Beacon Power Corporation, a Delaware corporation (the "Issuer"), amends the Schedule 13G filed on February 14, 2001 by and on behalf of The Beacon Group Energy Investment Fund II, L.P. ("Fund II"), Beacon Energy Investors II, L.P. ("Investors II"), and Energy Fund II GP, LLC ("Energy") (collectively, the "Reporting Persons"). Investors II is the sole general partner of Fund II. Energy is the sole general partner of Investors II. The percentages reported herein are based on there being 42,740,700 shares of Common Stock outstanding as reported in the Form 10-Q of the Issuer filed on November 14, 2001.

ITEM 1(A).    NAME OF ISSUER:

              Unchanged.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              Unchanged.

ITEM 2(A).    NAME OF PERSON FILING:

              Unchanged.

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The business address of each of the Reporting Persons is 1221 Avenue of the Americas, 40th Floor, New York, NY 10020.

ITEM 2(C).    CITIZENSHIP:

              Unchanged.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Unchanged.

ITEM 2(E).    CUSIP NUMBER:

              Unchanged.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              Unchanged.

ITEM 4. OWNERSHIP

Fund II

(a) Amount beneficially owned: 3,055,856 Shares, comprised of (i) 2,037,856 shares and (ii) warrants to purchase 1,018,000 shares.

(b) Percent of class: Approximately 7.0% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

(c) Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote: 3,055,856
     (ii)  Shared power to vote or to direct the vote:
     (iii) Sole power to dispose or to direct the disposition of: 3,055,856
     (iv)  Shared power to dispose or to direct the disposition of:

Investors II

(a) Amount beneficially owned: 3,055,856 Shares, comprised of (i) 2,037,856 shares and (ii) warrants to purchase 1,018,000 shares.

(b) Percent of class: Approximately 7.0% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

(c) Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote: 3,055,856
     (ii)  Shared power to vote or to direct the vote:
     (iii) Sole power to dispose or to direct the disposition of: 3,055,856
     (iv)  Shared power to dispose or to direct the disposition of:

Energy

(a) Amount beneficially owned: 3,055,856 Shares, comprised of (i) 2,037,856 shares and (ii) warrants to purchase 1,018,000 shares.

(b) Percent of class: Approximately 7.0% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

(c) Number of shares as to which the person has:
       (i)   Sole power to vote or to direct the vote: 3,055,856
       (ii)  Shared power to vote or to direct the vote:
       (iii) Sole power to dispose or to direct the disposition of: 3,055,856
       (iv)  Shared power to dispose or to direct the disposition of:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Unchanged.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Unchanged.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Unchanged.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

                  Unchanged.


ITEM 10. CERTIFICATIONS.

                  Unchanged.

                               SIGNATURE PAGE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2002
                                        THE BEACON GROUP ENERGY INVESTMENT
                                        FUND II, L.P.
                                        By: Beacon Energy Investors II L.P.,
                                        its general partner
                                        By /s/ Thomas G. Mendell
                                          ----------------------------------
                                        Name:  Thomas G. Mendell
                                               -----------------------------
                                        Title:  Authorized Signatory

                                        BEACON ENERGY INVESTORS II. L.P.
                                        By:  Energy Fund II GP, LLC, its
                                        general partner.
                                        By /s/ Thomas G. Mendell
                                          ----------------------------------
                                        Name:  Thomas G. Mendell
                                          ----------------------------------
                                        Title:  Authorized Signatory

                                        ENERGY FUND II GP, LLC
                                        By /s/ Thomas G. Mendell
                                          ----------------------------------
                                        Name:  Thomas G. Mendell
                                              ------------------------------
                                        Title:  Authorized Signatory

                                 EXHIBIT A

                           JOINT FILING AGREEMENT


The undersigned agree that the foregoing Statement on Schedule 13G is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:       February 8, 2002
                                        THE BEACON GROUP ENERGY INVESTMENT
                                        FUND II, L.P.
                                        By: Beacon Energy Investors II L.P.,
                                        its general partner
                                        By /s/ Thomas G. Mendell
                                          ----------------------------------
                                        Name:  Thomas G. Mendell
                                             --------------------------------
                                        Title:  Authorized Signatory

                                        BEACON ENERGY INVESTORS II. L.P.
                                        By:  Energy Fund II GP, LLC, its
                                        general partner.
                                        By /s/ Thomas G. Mendell
                                          ----------------------------------
                                        Name:  Thomas G. Mendell
                                               ------------------------------
                                        Title:  Authorized Signatory


                                        ENERGY FUND II GP, LLC
                                        By /s/ Thomas G. Mendell
                                          ----------------------------------
                                        Name:  Thomas G. Mendell
                                               ------------------------------
                                        Title:  Authorized Signatory